Exhibit 99.1 Press release

Quarterhill Appoints Douglas Parker as
President and Chief Executive Officer

OTTAWA, Canada – December 4, 2017 – Quarterhill Inc. (“Quarterhill” or “the Company”) (NASDAQ: QTRH) (TSX: QTRH) today announced the appointment of Douglas (Doug) Parker, an executive with extensive experience in acquisitions of technology and diversified software companies, as President and Chief Executive Officer, effective January 1, 2018.  Mr. Parker is expected to join Quarterhill’s Board of Directors later in 2018.  Mr. Parker will operate out of Quarterhill’s Toronto office.

Jim Skippen, Executive Chairman of Quarterhill said, “Doug is a seasoned executive with solid international credentials in buying and integrating companies in a similar environment to Quarterhill.  His deep industry knowledge, energy, experience and reputation will enable Quarterhill to continue its growth and development as a diversified investment holding company focusing on investments in the Internet of Things, enterprise software and other attractive technology spaces.  After an extensive search process, the Board believes Doug is the best candidate to lead us into the future.  We expect Quarterhill, with Doug’s leadership, to continue to make exciting company acquisitions in the future which build upon the acquisitions already made.”

Prior to Quarterhill, Mr. Parker was Senior Vice President, Corporate Development of Open Text Corporation (“Open Text”), a Canadian based US $2 billion global leader in enterprise information management. In this role Mr. Parker was a member of the Executive Leadership Team and managed a seasoned group of corporate development professionals with operational responsibility for the company’s corporate development, M&A, integration and venture capital activities. Doug’s professional experience includes leading or involvement in dozens of company acquisitions.  During his tenure as head of corporate development, Open Text deployed approximately $2.5 billion into acquisitions, onboarded over 3,500 employees, and added significant accretive revenues. Prior to this position, Mr. Parker held senior roles as General Counsel and Assistant Secretary of Open Text and Associate General Counsel of Nortel, where he was responsible for all legal aspects of global M&A.

Mr. Parker holds an MBA (Executive) from the Richard Ivey School of Business, the University of Western Ontario, an LLB from Queen’s Law School, and a BA from Trinity College, the University of Toronto.

“I am thrilled to join Quarterhill and to be part of its dynamic evolution into a leading technology business aggregator,” said Doug Parker. “Backed by a solid balance sheet, we have a strong initial platform and strategy to leverage, service and expand across various verticals and adjacencies. I look forward to growing the Company’s capabilities and assisting customers to save costs, optimize assets, and maximize revenue through data driven decision-making.”

Press release

Mr. Parker succeeds Shaun McEwan who has been Interim CEO of Quarterhill for approximately seven months.  Mr. McEwan will return to his prior position of Quarterhill CFO, effective January 1, 2018.

Mr. Skippen said, “We want to thank Shaun for an incredible amount of work, effort and leadership over the past seven months.  Shaun has been with our Company since 2008 as CFO and we would not be where we are today without Shaun.  In particular, completing the closing of the three Company acquisitions made during the past seven months required a phenomenal amount of work and we owe Shaun a debt of gratitude.  We are certain that Doug and Shaun working as a team are the right combination of top executive talent to lead us into the future.”

Added Skippen, “We continue to search for an appropriate CEO for the WiLAN patent licensing part of our business and I will continue as acting CEO of WiLAN, in addition to my other duties, until that position is filled.”

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things and other attractive segments across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the "AIF") and its November 9, 2017 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the 3 and 9 months ended September 30, 2017 and 2016 (the “Q3 MD&A”).  Copies of the AIF and the Q3 MD&A may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

James SkippenDave Mason

Executive ChairmanInvestor Relations

Quarterhill Inc.Quarterhill Inc.

T:  613.688.3898T:  613.688.1693

E:  jskippen@quarterhill.comE:  ir@quarterhill.com